UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                          TO

COMMISSION FILE NUMBER 1-12001

SAVINGS AND SECURITY PLAN OF THE LOCKPORT AND
WATERBURY FACILITIES

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Savings and Security Plan of the Lockport and Waterbury Facilities

Years Ended December 31, 2004 and 2003
With Report of Independent Registered Public Accounting Firm

Savings and Security Plan of the
Lockport and Waterbury Facilities

Audited Financial Statements
and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the Savings and Security Plan of the Lockport and Waterbury Facilities as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 23, 2005
Pittsburgh, Pennsylvania

Savings and Security Plan of the
Lockport and Waterbury Facilities

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Investments:
Interest in Allegheny Master Trust	$5,023,282	$4,881,400
Interest in registered investment companies	1,792,329	1,567,422
Corporate common stocks	364,533	206,351
Participant loans	308,784	356,282
Interest in common collective trusts	260	387

Total investments	7,489,188	7,011,842

Employer contribution receivable	1,135	—
Employee contributions receivable	4,831	—
Other receivables (payables), net	1	(273)

Net assets available for benefits	$7,495,155	$7,011,569

See accompanying notes.

Savings and Security Plan of the
Lockport and Waterbury Facilities

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003

Contributions:
Employer	$71,949	$66,536
Employee	193,692	181,873

Total contributions	265,641	248,409

Investment income:
Net gain from interest in Allegheny Master Trust	260,081	346,308
Net gain from interest in registered investment companies	215,709	334,115
Net realized/unrealized gain on corporate common stocks	145,071	125,703
Interest income	19,554	20,420
Dividend income	4,487	4,191
Net gain from interest in common collective trusts	31	23,086

Total investment income	644,933	853,823

	910,574	1,102,232

Distributions to participants	(426,988)	(440,762)

Net increase in net assets available for benefits	483,586	661,470
Net assets available for benefits at beginning of year	7,011,569	6,350,099

Net assets available for benefits at end of year	$7,495,155	$7,011,569

See accompanying notes.

Savings and Security Plan of the
Lockport and Waterbury Facilities

Notes to Financial Statements

December 31, 2004

1. Significant Accounting Policies

Investments are valued as follows:

Bank and insurance investment contracts (investment contracts) with varying contract rates and maturity dates are stated at contract value.

Although it is management’s intention to hold the investment contracts in the Standish Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

All other investments are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The financial statements are prepared under the accrual basis of accounting.

2. Description of the Plan

The Savings and Security Plan of the Lockport and Waterbury Facilities of Allegheny Ludlum Corporation (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide a savings and retirement plan to eligible employees of the Lockport and Waterbury Facilities of Allegheny Ludlum Corporation (ALC) by allowing a portion of their salary to be set aside each month through payroll deductions. ALC (the Company) is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The Company contributes $0.50 for each hour worked by the participant. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the Standish Fixed Income Fund.

Savings and Security Plan of the
Lockport and Waterbury Facilities

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account balance.

Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2004		2003

Standish Fixed Income Fund	$4,495,350		$4,329,360
Dreyfus Emerging Leaders Fund	870,093		869,537
ATI Disciplined Stock Fund	348,498	*	402,513

* Shown for comparative purposes.

Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts in the ATI Disciplined Stock Fund, the Alliance Capital Growth Pool, and the Standish Fixed Income Fund, which are valued on a unitized basis (collectively, the “Allegheny Master Trust”). The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Fixed Income Fund, and the ATI Disciplined Stock Fund was as follows:

Savings and Security Plan of the
Lockport and Waterbury Facilities

Notes to Financial Statements (continued)

	2004	2003

Standish Fixed Income Fund	2.26%	2.26%
ATI Disciplined Stock Fund	0.47	0.52
Alliance Capital Growth Pool	0.47	0.42

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.

The composition of the net assets of the Standish Fixed Income Fund at December 31, 2004 and 2003, was as follows:

	2004	2003

Guaranteed investment contracts:
Canada Life	$1,371,538	$2,757,412
GE Life and Annuity	8,735,242	9,583,804
Hartford Life Insurance Company	8,250,446	10,939,222
John Hancock Life Insurance Company	4,670,166	8,848,178
Monumental Life Insurance Company	1,017,190	2,353,862
New York Life Insurance Company	6,769,166	6,814,589
Ohio National Life	2,687,551	4,652,712
Pacific Mutual Life Insurance Company	5,061,507	6,075,054
Principal Life	1,243,795	1,187,962
Protective Life Insurance Company	—	1,006,456
Pruco Pace Credit Enhanced	7,132,148	8,947,069
Security Life of Denver	5,972,064	6,737,205
United of Omaha	2,929,738	7,226,335

	55,840,551	77,129,860

Synthetic guaranteed investment contracts:
Caisse des Depots et Consignations	—	1,999,995
MDA Monumental BGI Wrap	36,520,489	33,990,199
Bank of America	33,366,628	17,803,044
Rabobank	37,879,291	36,635,330
Union Bank of Switzerland	25,166,696	14,768,321

	132,933,104	105,196,889

Interest in common collective trusts	9,386,961	8,515,369
Other	670,702	764,537

Total net assets	$198,831,318	$191,606,655

Savings and Security Plan of the
Lockport and Waterbury Facilities

Notes to Financial Statements (continued)

3. Investments (continued)

The Standish Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs) with fair values of $134,332,201 and $107,926,162 at December 31, 2004 and 2003, respectively.

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2004 and 2003, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.87% to 8.05% and 3.58% to 8.02%, respectively.

For the years ended December 31, 2004 and 2003, the average annual yield for the investment contracts in the Fund was 4.89% and 5.31%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund’s cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2004 and 2003.

The composition of net assets of the Alliance Capital Growth Pool at December 31, 2004 and 2003 was as follows:

	2004	2003

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$38,135,320	$35,666,427
Operating payables	(11,230)	(10,616)

Total net assets	$38,124,090	$35,655,811

Savings and Security Plan of the
Lockport and Waterbury Facilities

Notes to Financial Statements (continued)

3. Investments (continued)

The composition of net assets of the ATI Disciplined Stock Fund at December 31, 2004 and 2003 was as follows:

	2004	2003

Corporate common stocks	$72,955,300	$77,259,404
Interest in common collective trusts	71,478	337,451
Receivables	1,085,015	283,072
Payables	(97,126)	(42,301)

Total net assets	$74,014,667	$77,837,626

The composition of the changes in net assets of the Allegheny Master Trust is as follows:

	Standish Fixed Income Fund		Alliance Capital Growth Pool		ATI Disciplined Stock Fund
	Years Ended December 31
	2004	2003	2004	2003	2004	2003

Investment income (loss):
Interest income	$9,236,594	$9,953,790	$—	$—	$-	$214,654
Net realized/unrealized gain (loss) on corporate common stocks	(1,358)	—	—	—	4,352,382	13,699,382
Dividends	—	—	—	—	1,368,881	1,073,159
Net gain, registered investment companies	—	45,315	—	—	—	—
Net gain, pooled separate accounts	—	—	5,432,718	9,614,660	—	—
Net gain, common collective trusts	122,717	111,616	—	—	8,488	10,183
Administrative expenses	(240,688)	(201,917)	(128,988)	(72,409)	(551,752)	(660,982)
Transfers	(1,892,602)	888,462	(2,835,451)	(440,184)	(9,000,958)	8,571,888

Net increase (decrease)	7,224,663	10,797,266	2,468,279	9,102,067	(3,822,959)	22,908,284
Total net assets at beginning of year	191,606,655	180,809,389	35,655,811	26,553,744	77,837,626	54,929,342

Total net assets at end of year	$198,831,318	$191,606,655	$38,124,090	$35,655,811	$74,014,667	$77,837,626

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits.

Savings and Security Plan of the
Lockport and Waterbury Facilities

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Parties-in-Interest

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Savings and Security Plan of the
Lockport and Waterbury Facilities

EIN:   25-1792394     Plan:   007

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

Description	Units/Shares	Current Value

Registered Investment Companies:
Dreyfus Bond Market Index*	8,259.1310	$85,152
Dreyfus Emerging Leaders Fund*	19,672.0130	870,093
Artisan Funds	1,536.9970	45,433
Dreyfus Appreciation Fund*	524.0080	20,274
Oakmark Balanced Funds	10,119.6180	237,811
PIMCO Total Return Funds	2,848.2470	30,391
Hartford Midcap Funds	753.8630	20,996
Lord, Abbett Mid Cap Funds	3,697.1620	83,667
MFS Value Funds	1,236.6550	28,616
Morgan Stanley Small Co	5,376.2850	67,203
PIMCO NFJ Funds	6,720.5100	194,021
Dreyfus International Value Fund*	4,136.0170	81,149
Jennison Growth Fund	1,936.8640	27,523

Total registered investment companies		$1,792,329

Participant loans* (5.0% to 10.5%, with maturities through 2009)		$308,784

Corporate Common Stocks
Allegheny Technologies Incorporated*	16,822.0000	$364,533

Common Collective Trusts
Dreyfus Short-Term Investment Fund*	260.3900	$260

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
SAVINGS AND SECURITY PLAN OF THE LOCKPORT AND WATERBURY FACILITIES

	By:	/s/ Richard J. Harshman
Date: June 27, 2005		Richard J. Harshman
Executive Vice President-Finance and Chief Financial Officer (Principal Financial Officer and Duly Authorized Officer)